Exhibit 99.10

CRONOS GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2017

(in Canadian dollars)

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides relevant information on the condensed interim results of operations and financial condition of Cronos Group Inc. for the three and nine-month periods ended September 30, 2017. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2017 in addition to the audited consolidated financial statements for the year ended December 31, 2016. Unless otherwise noted or the context indicates otherwise, the “Company”, “we”, “us” and “our” refer to Cronos Group Inc. and its subsidiaries, Peace Naturals Project, Inc. and Original BC Ltd.; “Cronos Group” refers to Cronos Group Inc. on a stand-alone basis; “Peace Naturals” refers to Cronos Group’s wholly-owned subsidiary Peace Naturals Project, Inc.; “OGBC” refers to Cronos Group’s wholly-owned subsidiary Original BC Ltd. (formerly known as In The Zone Produce Ltd).

This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Forward-Looking Statements (as defined herein) below.

This MD&A provides information that Company management believes is important to assess to understand the results of operations and financial condition of the Company. Our objective is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the operating results, liquidity and financial position of the Company. All monetary amounts herein are expressed in Canadian dollars unless otherwise specified.

This MD&A is current as of November 28, 2017.

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information and forward-looking statements (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology, such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The Forward-Looking Statements included in this MD&A are made only as of the date of this MD&A. Forward-Looking Statements in this MD&A include, but are not limited to, statements with respect to: the performance of the Company’s business and operations; the Company’s expectations regarding revenues, expenses and anticipated cash needs; the intended expansion of the Company’s facilities, including the construction of Building 4 (as defined herein) and the Peace Naturals Greenhouse (as defined herein) and the respective costs and timing associated therewith and receipt of approval from Health Canada to increase maximum production limits and sales from the expanded facilities; the expected growth in the number of patients using the Company’s medical cannabis; the expected growth in the Company’s growing and production capacities; expectations with respect to future production costs; the expected methods to be used by the Company to distribute medical cannabis; the competitive conditions of the industry; the legalization of cannabis for recreational use in Canada, including federal and provincial regulations pertaining thereto and the timing related thereof and the Company’s intentions to participate in such market, if and when legalized; the legalization of the use of cannabis for medical and / or recreational use in jurisdictions outside of Canada and the timing related thereof and the Company’s intentions to participate in such markets outside of Canada, if and when legalized; laws and regulations and any amendments thereto applicable to the business; the competitive advantages and business strategies of the Company; the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof; the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis; the Company’s future product offerings; and the anticipated future gross margins of the Company’s operations.

Certain of the Forward-Looking Statements contained herein concerning the medical cannabis industry and the general expectations of the Company concerning the medical cannabis industry are based on estimates prepared by the Company using data from publicly-available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry, which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such Forward-Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s Forward-Looking Statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this MD&A under “Company Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve Forward-Looking Statements. The purpose of Forward-Looking Statements is to provide the reader with a description of management’s expectations, and such Forward-Looking Statements may not be appropriate for any other purpose.

With respect to the Forward-Looking Statements contained in this MD&A, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which we operate; (iii) the yield from the growing operations of Peace Naturals and OGBC; (iv) consumer interest in our products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of our activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) our ability to conduct operations in a safe, efficient and effective manner; and (xi) our construction plans and timeframe for completion of such plans.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the Forward-Looking Statements. Some of the risks and other factors, which could cause actual results to differ materially from those expressed in the Forward-Looking Statements contained in this MD&A include, but are not limited to the factors included under “Risk and Uncertainties” in this MD&A as well as those discussed under the heading “Risk Factor” in the Company’s Annual Information Form (“AIF”) dated October 25, 2017 in respect of the fiscal year ended December 31, 2016. Readers are cautioned not to place undue reliance on Forward-Looking Statements. We undertake no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

COMPANY BUSINESS

Overview

Cronos Group is a publicly-traded company, incorporated under the Canada Business Corporations Act on August 21, 2012, with its head office at 76 Stafford Street, Toronto, Ontario. The Company’s common shares trade under the symbol “MJN” on the Toronto Stock Venture Exchange (“TSX-V”) and are admitted into the Nasdaq International Designation program under the symbol “OTC — Nasdaq International Designation: PRMCF”. The Nasdaq International Designation is an over-the-counter platform designed for non-U.S. companies that provides member companies with Nasdaq’s visibility offering, allowing for greater access to U.S.-based investors. Member companies of the Nasdaq International Designation are not listed or traded on The Nasdaq Stock Market, LLC and are not subject to the same listing or qualification standards applicable to securities listed or traded on an exchange.

Cronos Group is a leading global cannabis company whose principal activities are the production and sale of cannabis in federally legal jurisdictions, including Canada and Germany. Currently, the Company sells dried cannabis and cannabis oils under its medical cannabis brand Peace Naturals. The Company operates two wholly-owned licensed producers regulated within Health Canada’s Access to Cannabis for Medical Purposes Regulations (the “ACMPR”) namely, Peace Naturals, with production facilities near Barrie, Ontario, and OGBC, with a production facility near Kelowna, British Columbia.

Strategy

The Company has four key strategic priorities:

•      Establish a low-cost, global production footprint;

•      Develop a diversified revenue base through a global sales and distribution network;

•      Create intellectual property to help protect margin durability over the long-run; and

•      Grow a portfolio of iconic brands.

Production Facilities

				Estimated
				Annual
			Square	Capacity
Facility	Location	Grow Type	Footage	(in kg)
Existing Capacity
Peace Naturals — Buildings 1, 2, 3	Barrie, ON, Canada	Indoor	40,000	5,000
OGBC	Kelowna, BC, Canada	Indoor	2,500	150
Existing Capacity			42,500	5,150

Capacity in Progress but not yet Completed
Peace Naturals — Building 4	Barrie, ON, Canada	Indoor	286,000	33,500
Peace Naturals — Greenhouse	Barrie, ON, Canada	Greenhouse	28,000	1,500
Cronos Israel — Phase I	Hadera, Israel	Greenhouse	45,000	5,000
Capacity in Progress but not yet Completed			359,000	40,000

Pro Forma Capacity			401,500	45,150

Peace Naturals

Situated on 95 acres zoned and licensed for cannabis production, Peace Naturals operates three completed production buildings (Building 1, Building 2 and Building 3) and is constructing additional capacity via a 286,0000 sq. ft. production facility (“Building 4”) and a 28,000 sq. ft. greenhouse (the “Peace Naturals Greenhouse”). Peace Naturals’ production processes are Good Manufacturing Practices (“GMP”) certified under relevant European Economic Area GMP directives by the national competent authority of Germany.

Buildings 1, 2 and 3 are engaged in cultivation, processing, extraction, finishing and packaging, shipping and client care operations. These buildings incurred major renovations in the first half of 2017, including upgraded LED lighting, automation equipment, irrigation systems and other environmental control systems to improve yields and lower costs.

In addition to large scale cultivation of premium dried flower, Building 4 will include:

•                  designated areas for proprietary genetic breeding genomic testing;

•                  a GMP-grade cannabinoid and terpene extraction, processing and bottling facility;

•                  a GMP-grade analytical testing laboratory for Canadian, European and other pharmacopeia standards;

•                  a GMP-grade analytical and chemical laboratory for formulation, delivery system and product development;

•                  R&D grow and dry areas with compartmentalized chambers to conduct experiments on yield, genetic markers, and metabolite/terpene enhancement techniques;

•                  a tissue culture laboratory and mass scale micro-propagation production area; and

•                  a GMP-grade and industrial-grade kitchen.

The Peace Naturals Greenhouse will provide a year-round low-cost supply of flower for extraction in a 1,200 sq. ft. GMP-grade extraction lab. The Peace Naturals Greenhouse is designed as a testing facility for various production technologies. Any tests yielding favorable operational improvements would then be disseminated to the Company’s other domestic and international facilities.

OGBC

Situated on 31 acres zoned and licensed for cannabis production, OGBC’s facility primarily engages in cultivation and processing operations. OGBC currently produces and sells (bulk intercompany) dried cannabis to Peace Naturals, sold under the Peace Naturals brand.

International Activities and Joint Ventures

Cronos Group has entered into two strategic joint ventures to produce and sell cannabis.

•                  Israel Joint Venture (“Cronos Israel”). In September 2017, the Company announced a strategic joint venture in Israel with Israeli agricultural collective settlement Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. The Company will hold a 70% stake in each of the nursery and cultivation operations and a 90% stake in each of the manufacturing and distribution operations. See Quarterly Business Highlights and Recent Development Post Quarter-End for more information.

•                  Indigenous Roots Joint Venture (“Indigenous Roots”). In December 2016, the Company launched a joint venture led by Phil Fontaine, former National Chief of the Assembly of First Nations. Indigenous Roots is a medical cannabis company that will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations. The Company will own a 49.9% stake in Indigenous Roots. The Company believes that Indigenous Roots will provide the Company with optionality for nontraditional distribution channels, incremental production capacity without dilution, and a strong brand for its portfolio. Indigenous Roots has commanded significant interest, having met with over 100 indigenous communities and leaders across Canada. Indigenous Roots is in the process of finalizing its capital raise. Once completed, Indigenous Roots will commence construction of a 30,000 sq. ft. production facility at the premises of OGBC.

Investments

The Company has invested in and made loans to cannabis-related companies and licensed producers under the ACMPR, including Whistler Medical Marijuana Company (“Whistler”), Evergreen Medicinal Supply Inc. (“Evergreen”), AbCann Global Corporation (“AbCann”), Canopy Growth Corp. (“Canopy”) and The Hydropothecary Corporation (“Hydropothecary”). As at September 30, 2017, Cronos Group retains a 21.5% ownership in Whistler, a privately-held licensed producer and seller of medical cannabis with operations in British Columbia, Canada. See Note 8: Investment in Whistler Medical Marijuana Company and Note 9: Other investments in the Notes to Condensed Interim Consolidated Financial Statements for the periods ended September 30, 2017 and September 30, 2016 for more information.

QUARTERLY BUSINESS HIGHLIGHTS AND RECENT DEVELOPMENTS POST QUARTER-END

Substantial increase in revenue

The Company earned $1.3 million in revenue from product sales made by Peace Naturals during the three-month period ended September 30, 2017, an increase of 104% quarter-over-quarter, and an increase of 962% year-over-year. The revenue consists of product sales to domestic patients, international sales to Germany, and bulk product sales to other Canadian licensed producers.

Expanding capacity and establishing a low-cost, global production footprint

Cronos Israel

In September 2017, the Company announced a joint venture with Gan Shmuel to produce and distribute medical cannabis in Israel. Gan Shmuel is an Israeli agricultural collective settlement. It is also a partial owner of Gan Shmuel Foods Ltd. (TLV: GSLI), a publicly-traded company that grows and sells citrus fruits for the Israeli beverage and food industry. Established in 1941, the company exports products to 35 countries throughout Europe and Asia.

The Company will contribute intellectual property, management expertise, access to its current and future distribution channels, and capital to Cronos Israel. Gan Shmuel will contribute the preliminary licenses, which the Company expects to convert to final licenses for cannabis after inspections of the facilities, it has received from the Israeli Ministry of Health relating to nursery, cultivation manufacturing and distribution of medical cannabis, agricultural and industrial expertise, land, capital and access to the skilled Gan Shmuel labor force.

Israel has an ideal growing climate for cannabis with abundant sunlight to support year-round greenhouse cultivation without the need for supplemental lighting. Cronos Israel anticipates producing high quality cannabis at significantly lower production costs than production costs in Canada due to Israel’s favorable growing climate and Gan Shmuel’s skilled labor force, existing manufacturing infrastructure and ample on-site water access. In addition, Gan Shmuel is situated on over 4,900 acres of mixed-use agricultural / industrial land, which allows Cronos Israel to significantly expand production capacity beyond the phase I facility.

Cronos Israel completed the design stage for the GMP-certified greenhouse and commenced site preparation activities. The GMP-certified extraction and manufacturing facility is in final design phase and will allow Cronos Israel to process, extract and manufacture dry flower, oils, capsules, pre-rolls and other pharmaceutical and nutraceutical products. The facility will also house a pharmaceutical grade analytical and chemical lab for product testing and formulations research and development.

On November 9, 2017, the Company announced that it has received approval from the TSX-V for construction of the facilities contemplated by the Cronos Israel strategic joint venture. The Company anticipates commencing construction in Q1 2018 on the greenhouse and in Q2 2018 on the extraction and manufacturing facility.

Peace Naturals Capacity Expansion

Construction of Building 4 is on schedule. The steel superstructure is complete, the building envelope is 70% complete and underground plumbing is 50% complete. Production from Building 4 is expected to commence in the second half of 2018. The Peace Naturals Greenhouse is expected to be operational in Q4 2017 and first harvest is anticipated in the first half of 2018.

With a state-of-the-art oil extraction lab online, increased oil sales and formulation capabilities

In November 2017, Health Canada approved the Company’s state-of-the-art extraction laboratory at Peace Naturals that uses supercritical and subcritical CO2 and commercial oil production methodologies. The resulting increased oil production will facilitate introducing new formulations, such as capsules, tinctures and ointments. Subsequent to quarter-end, the Company released a number of new strain-specific cannabis oils that have been received favorably by customers. The new cannabis oils do not require any secondary refinement using harsh solvents like alcohol, which means that the natural balance of the plant is kept intact. This is important because of the “entourage effect,” or the concept that all cannabis compounds work together synergistically to yield the desired therapeutic effect.

Augmented global sales and distribution network with additions in Germany

In October 2017, Cronos Group entered into a strategic partnership and five-year exclusive distribution agreement with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”) to distribute Peace Naturals branded cannabis products within Germany. With over 82 million people, Germany is one of the largest legal cannabis markets in the world currently and serves as the Company’s gateway to cannabis markets in the European Union. Founded in 1835, Pohl-Boskamp is an international pharmaceutical manufacturer and distributor with commercialized products in more than 45 countries and a German distribution network of over 12,000 pharmacies.

Preparing for the launch of the Canadian recreational market

Cronos Group is preparing for the anticipated legalization of the Canadian recreational market, currently expected to occur in July 2018. In October 2017, the Company rebranded its wholly-owned subsidiary and licensed producer In The Zone Ltd. to Original BC Ltd. OGBC will serve as the Company’s recreational cannabis platform from which it will launch its international recreational brand portfolio. As part of this rebranding, OGBC’s legal name change became effective on October 16, 2017 and it was continued under the Canada Business Corporations Act. The OGBC license under ACMPR was amended to reflect the name change on October 20, 2017.

Additionally, in October 2017, 12 licensed producers, including Cronos Group, created the Canadian Cannabis Cooperative (the “Co-op”). The Co-op aims to explore options for vertical integration into recreational retail by considering a strategic investment in one or more provinces.

Cronos Group also joined a collective group of licensed producers to form the Coalition for Responsible Cannabis Branding (the “Coalition”), in an effort to collaborate with the federal government in developing responsible, progressive guidelines for the branding and marketing of adult-use cannabis.

Launched marketing upgrades to the medical cannabis platform

The Company redesigned Peace Naturals packaging to better reflect the licensed producer’s identity as a trusted and dependable medical cannabis brand. This transition began in October and is expected to be completed in the first quarter of 2018. Concurrent with this transition, Peace Naturals is updating its patient shopping portal experience.

Update on Production Operations

The Company is now growing cannabis in all of Buildings 2 and 3. Once a full cycle of harvests has been completed, the Company expects significantly more capacity than what has been historically produced (operating out of just Building 2). In addition, the Company has commenced production in newly renovated rooms in Building 1. The new Building 1 production methodology utilizes two-tier hydroponic rolling benches and full spectrum LED lighting. Similar to the operational production facility at OGBC, the Company will use Building 1 to grow cultivars that have non-standard flower cycles which the Company anticipates will fulfil niche market needs.

Final payments related to the acquisition of Peace Naturals completed

On September 6, 2016, the Company acquired all issued and outstanding shares of Peace Naturals. Consideration for the acquisition included $6.2 million in cash and $2.6 million to be paid at a future date. As the Company previously held shares of Peace Naturals, the acquisition is considered a step acquisition and resulted in a loss due to fair value re-measurement. During the nine-month period ended September 30, 2017, the full balance of the liability was repaid. In addition, during Q3 2017, the purchase price allocation was finalized.

Strengthened liquidity position while minimizing equity dilution

Since the beginning of Q3 2017, the Company has raised $72.3 million to fund its operations and capacity expansion plans. Total capital raised includes: (i) a $40.0mm senior secured credit facility, one of the largest straight debt offerings in the cannabis industry to date, and (ii) several equity raises at increasing share price levels. The capital amounts below are aggregate gross proceeds and do not take into account any commissions, fees or expenses.

Capital Raise
Date	Capital Raised (1)	Description of Capital
8/24/17	$40,000,000	Debt — 12.00% senior secured construction loan
9/25/17	15,010,002	Common equity — Non-brokered private placement at $2.25/share
11/8/17	17,249,999	Common equity — Bought deal public offering at $3.15/share
	72,260,001

(1) As of November 28, 2017, $6.3 million of the $40.0 million committed debt capital has been drawn down and is outstanding.

RESULTS OF OPERATIONS

Statements of Operations and Comprehensive Income

The following tables provide a summary of the interim condensed results of the Company for the three and nine-month periods ended September 30, 2017, and the comparative periods ended September 30, 2016 and 2015:

	Three Months Ended September 30,
	2017	2016
Product sales	$1,314,114	$123,647
Gain on revaluation of biological assets	3,008,190	392,405
Inventory expensed to cost of sales	1,788,732	—
Production costs	529,245	258,902
Investment income (loss)	1,074,429	515,030
Expenses	2,057,303	1,062,787
Net income (loss)	1,097,453	(227,607)
Gain on revaluation of other investments	(2,170)	217,915
Total comprehensive income (loss)	1,095,283	(9,692)

Weighted average number of outstanding shares, basic	134,913,931	64,067,295
Weighted average number of outstanding shares, diluted	143,592,860	64,067,295
Basic and diluted income (loss) per share	$0.01	$(0.00)

	Nine Months Ended September 30,
	2017	2016
Product sales	$2,471,571	$123,647
Gain on revaluation of biological assets	6,118,180	432,873
Inventory expensed to cost of sales	3,489,277	—
Production costs	939,601	357,361
Investment income (loss)	2,767,360	(813,950)
Expenses	6,598,338	2,106,445
Net income (loss)	427,895	(2,560,236)
Gain on revaluation of other investments	692,170	217,915
Total comprehensive income (loss)	1,120,065	(2,342,321)

Weighted average number of outstanding shares, basic	130,782,161	64,067,295
Weighted average number of outstanding shares, diluted	139,461,090	64,067,295
Basic and diluted income (loss) per share	$0.00	$(0.04)

Revenues

Peace Naturals and OGBC have a license to produce and sell medicinal cannabis. The Company earned $1,314,114 in revenue from product sales made by Peace Naturals during the three-month period ended September 30, 2017, and $2,471,571 in revenue during the nine-month period ended September 30, 2017. The increase in product sales resulted from increased patient enrollment, commencement of bulk product sales to other Canadian licensed producers, and an increase in export sales to Germany.

Product sales to domestic patients of $471,404 for the three-month period ended September 30, 2017 were flat quarter-over-quarter, while export sales increased 65% over the same period to $259,200. Bulk product sales for the three-month period ended September 30, 2017 amounted to $610,510.

Cost of sales

The cost of sales section consists of three components: i) inventory expensed to cost of sales, ii) production costs, and iii) gain on revaluation of biological assets.

Inventory expensed to cost of sales of $1,788,732 and $3,489,277 for the three-month and nine-month periods ended September 30, 2017, respectively, includes the transfer of net realizable value from inventory to cost of sales for products sold, in addition to production costs capitalized to inventory and subsequently written down as biological assets that are transferred to inventory at fair value less costs to sell. The increase of inventory expensed to cost of sales is due to the higher number of product units in grams sold during the period.

Production costs of $529,245 and $939,601 for the three-month and nine-month periods ended September 30, 2017, respectively, represent costs incurred on inventory sold during the period. The increase of production costs for the three-month and nine-month periods ended September 30, 2017 was a result of the increased number of units sold during the periods and the costs associated with bringing additional flower rooms into production at Peace Naturals. Similarly, the increase of production costs and inventory expensed to cost of sales for the nine-month period ended September 30, 2017 was due to the increased number of units sold in the period.

The gain on revaluation of biologic assets of $3,008,190 and $6,118,180 for the three-month and nine-month periods ended September 30, 2017, respectively, increased from the comparable prior year periods due to an increase in the number of plants as well as plants in the later stage of life, resulting in a higher fair value of the plants at both Peace Naturals and OGBC.

Investment income (loss)

During the three months ended September 30, 2017, the investment income of $1,074,429 increased due to the sale of AbCann shares and Hydropothecary shares. The income is reduced due to the pick-up of the loss generated by Whistler of ($53,596), in which the Company owns 21.5%. Similarly, for the nine-month period ended September 30, 2017, the increase to investment income is a result of the sales of AbCann and Hydropothecary shares and an income pick up of the gain generated by Whistler of $363,266.

Expenses

Salaries and benefits have increased for the three-month and nine-month periods ended September 30, 2017 to $432,202 and $1,729,632, respectively due to increased headcount, in addition to an increase in stock-based compensation due to vesting of options previously issued. Salaries and benefits only relate to the investing segment of the business. Salaries and benefits associated with the operational segment of the business are included in production costs.

General and administration expenses of $809,261 and $2,850,416 for the three-month and nine-month periods ended September 30, 2017 to $432,202 and $1,729,632, respectively, have increased due to an increase in consultant fees and legal expenses.

Interest expense for the three-month period ended September 30, 2017 has decreased as a result of the repayment of the mortgage payable.

Net income (loss)

The net loss decreased and became net income during the three months ended September 30, 2017 compared to the three-month period ended September 30, 2016 due to the sale of other investments during the period, as well as the generation of increased revenue through product sales. Similarly, the net loss decreased and became net income during the nine months ended September 30, 2017 compared to the nine-month period ended September 30, 2016.

Total comprehensive income (loss)

Other comprehensive income has decreased from Q3 2016 to Q3 2017 due to the sale of shares in AbCann and Hydropothecary during the three-month period ended September 30, 2017. The cumulative gain previously recognized as other comprehensive income on these shares was reclassified to income during the period. The remaining shares were revalued at September 30, 2017 based on fair market value, with the loss recognized as other comprehensive income. As these investments are accounted for as available-for-sale investments, the gains are recycled out of accumulated other comprehensive income and into net income upon sale.

Statements of Financial Position

The following table provides a summary of the interim condensed financial position of the Company as at September 30, 2017, as at December 31, 2016 and as at December 31, 2015:

	As at
	September 30,	December 31,
	2017	2016
Total assets	$79,415,216	$42,900,596
Total liabilities	11,894,848	9,222,967
Working capital (deficiency)	21,548,005	320,621
Share capital	67,566,497	33,590,324
Accumulated deficit	5,787,674	6,215,569
Accumulated other comprehensive income	739,072	1,584,490

Total assets

Total assets increased from December 31, 2016 to September 30, 2017 primarily due to capital asset additions made in Peace Naturals, the increase in fair value of the biological assets, as well as the Company’s equity raises. The operations of Peace Naturals and OGBC resulted in biological assets of $2,811,296, and inventory of $4,798,513 as at September 30, 2017. Peace Naturals has been operating in its current facilities (Building 1, Building 2 and Building 3) and is in the process of building additional facilities consisting of Building 4 and the Peace Naturals Greenhouse, resulting in the addition of $17,100,222 in property, plant, and equipment for the nine-month period ended September 30, 2017.

Total liabilities

Total liabilities increased from December 31, 2016 to September 30, 2017 due to the indebtedness incurred through trading on account of $868,507 in addition to the first advance of the new construction loan for Peace Naturals of $5,022,077. Further, there was an increase in accounts payable as Peace Naturals ramps up the construction work, which is partially offset by the repayment of the holdback liability on the original purchase of $2,590,367 and the repayment of the original mortgage held by Peace Naturals of $4,000,000.

Share capital

Share capital increased from December 31, 2016 to September 30, 2017, as a result of the bought deal offering in March 2017, resulting in the issuance of 7,705,000 common shares, increasing share capital by $17,336,250. 6,671,112 common shares were issued in a private placement at a price of $2.25 per share, increasing share capital by $15,010,002. In addition, there were various stock options and warrants exercised during the nine-month period ended September 30, 2017, increasing share capital by $752,425 and $2,228,252 respectively.

Accumulated deficit

Accumulated deficit has decreased from December 31, 2016, as the Company has generated net income during the nine-month period ended September 30, 2017 of $427,895. There were no dividends declared or paid in the period, and no other transactions with shareholders impacting accumulated deficit.

Accumulated other comprehensive income

This balance includes the fair value increases and decreases in the investment in shares of Canopy, AbCann, and

Hydropothecary based on their publicly traded share prices at September 30, 2017, which is included in other comprehensive income since the investments are classified as available-for-sale.

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4
	September 30,	June 30,	March 31,	December 31,
	2017	2017	2017	2016
Product Sales	$1,314,114	$643,701	$513,756	$554,203
Net income (loss)	1,097,453	174,879	(844,437)	1,370,165
Total comprehensive income (loss)	1,095,283	186,699	(161,917)	2,736,740

Basic earnings (loss) per share	$0.01	$0.00	$(0.01)	$0.01
Diluted earnings (loss) per share	0.01	0.00	(0.01)	0.01

	Q3	Q2	Q1	Q4
	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2015
Product Sales	$123,647	—	—	—
Net income (loss)	(227,607)	(1,842,499)	(490,130)	2,193,844
Total comprehensive income (loss)	(9,692)	(1,842,499)	(490,130)	2,193,844

Basic earnings (loss) per share	$(0.00)	$(0.04)	$(0.01)	$0.06
Diluted earnings (loss) per share	(0.00)	(0.04)	(0.01)	0.05

There were significant changes in Q4 2015, specifically related to the reclassification of Peace Naturals from equity-accounted to available-for-sale, which resulted in a gain of $4,590,321. Further, there was various impairment losses recognized in Q4 2015, $1,448,292 on Evergreen and Vert. Diluted earnings per share in Q4 2015 was calculated using a weighted average number of shares of 43,694,412.

In Q1 2016, there was a net loss as there were no significant changes in the quarter. In Q2 2016, the loss increased due to the revaluation of Peace Naturals, resulting in a $1,325,984 loss recognized. In Q3 2016, the Company was in a loss position, but the loss was significantly less than in previous quarters due to the reversal of impairment losses of $725,150, the gain on revaluation of biological assets of $392,405, and product sales of $123,647 generated through the acquisition of Peace Naturals. In Q4 2016, the quarterly income was due to the product sales of $430,556 generated during the quarter as well as the large gain on revaluation of biological assets.

In Q1 2017, the Company returned to a net loss position as a result of expenses relating to changing the business model from a passive holding company to an operator of licensed producers with a focus on the newly-acquired Peace Naturals operations. In Q2 2017, the quarterly income is due to the gain on the sale of shares of AbCann, as well as gains due to other investments. Furthermore, the Company continues to generate product sales through its subsidiary Peace Naturals, contributing to the positive net income. In Q3 2017, the net income is due to the sale of shares of AbCann and Hydropothecary, resulting from previous gains recorded in other comprehensive income flushed through net income, in addition gains on revaluation of biological assets and increase in product sales during the period.

LIQUIDITY

The Company may seek to raise additional funds so that it may fund its expansion of operations, which represent the Company’s working capital requirements, and fund new investment opportunities. The amount and timing of raising additional funds will depend on variables such as, the state of the capital markets, investor interest in medical cannabis companies, and investment opportunities available.

During the nine-month period ended September 30, 2017, the Company raised $17,336,250 in cash through its bought deal public offering that closed on March 9, 2017 and $15,010,002 through its private placement offering.

Based on the current investee group, the Company estimates that its annual expenses are expected to be approximately $8.2 million (or $680,000 per month), the major components of which include production costs ($2,500,000 per year or $208,000 per month), payroll ($3,725,000 per year or $310,000 per month), professional fees (approximately

$1,000,000 per year or $83,000 per month), and general and administrative costs ($1,000,000 per year or $83,000 per month).

As part of the acquisition of Peace Naturals the Company was required to pay $2,590,367 as part of the consideration to the previous shareholders. $1,291,496 of this liability was repaid in Q2 2017, with the remaining balance paid in Q3 2017.

The Company divested a portion of its equity interest in Canopy during the nine months ended September 30, 2017 for proceeds of $87,653. The Company also divested a portion of its equity interest in AbCann during the nine months ended September 30, 2017 for proceeds of $4,522,512. Further, the Company sold some of its shares in Hydropothecary for $543,482.

On August 23, 2017, Peace Naturals, as borrower, signed a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000,000, to be funded by way of multiple advances. The aggregate advances are limited to $35,000,000 until the lender receives an appraisal valuing the OGBC property in British Columbia at an amount in excess of $8,000,000. The loan bears interest a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan is two years, with the borrower’s option to extend for another twelve months. The loan is guaranteed by Cronos Group Inc., Hortican Inc., OGBC, and the senior-person-in-charge of both OGBC and Peace Naturals (each a credit party to the loan). The loan contains certain customary events of default, which shall cause all outstanding balances to be immediately due and payable, such as, failure to pay any amounts due under the loan, material non-compliance with applicable laws if such non-compliance would have a material adverse effect, the cancellation or revocation of any permit or license that would materially change the business of the borrower or any corporate credit party and any change of effective control of any corporate credit party.

The Company must continue to ramp up operations in Peace Naturals and OGBC to generate positive cash from operations, and raise additional debt and/or equity financing or divest non-core investment assets to fund operations including production expansion and investment opportunities.

The construction loan agreement contains certain restrictive covenants including, subject to certain exceptions (such as lender’s prior consent not to be unreasonably withheld), restrictions on Peace Naturals’ and OGBC’s ability to pay dividends. Intercompany transfers of cash however are permitted.

CAPITAL RESOURCES

The Company manages its capital with the objective of maximizing shareholder value and ensuring that it has appropriate resources to foster the growth and development of the business.

As of the date of this MD&A, the Company’s authorized share capital is an unlimited number of common shares of which 149,079,956 are issued and outstanding. The Company also has 12,047,501 stock options, and 38,842,802 warrants outstanding.1

The Company has raised $72.3 million to fund its operations and capacity expansion plans during the three-month period ended September 30, 2017 and including up to the date of this MD&A. Total capital raised includes: (i) a $40.0mm senior secured credit facility, (ii) a $15 million common equity non-brokered private placement, and (iii) a $17.3 million common equity bought deal public offering.

The Company anticipates that it will have sufficient funds available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring adequate and readily-available funds to support business opportunities as they arise. The Company’s funding is provided in the form of capital raised through the issuance of shares, as well as cash flows from operations.

1 Subsequent to September 30, 2017, the company issued 951,064 shares upon the exercise of warrants and 5,476,190 shares through a bought deal public offering and 200,000 options were issued.

Below is a reconciliation of the manner in which the net proceeds from its bought deal public offering that closed on March 9, 2017 were used by the Company, including a description of any variances on the use of such proceeds compared to the disclosure in the Company’s final short form prospectus dated March 2, 2017 (the “March 2017 Prospectus”).

Disclosure in March 2017 Prospectus	Use of Proceeds by the Company
$300,000 for retrofitting to Building 1 at Peace Naturals.	The Company invested $300,000 in retrofitting of Building 1 at Peace Naturals including new lighting solutions, HVAC units, fertigation system and double tier benching.
$1,650,000 for fixtures and equipment at Building 3 at Peace Naturals.

The Company invested $2,000,000 for fixtures and equipment at Building 3. Additional proceeds were spent as a result of the Company deciding on implementing a two-tier benching lighting system which cost more but results a higher return on investment. The increase in costs did not materially impact the Company’s cash position and was offset by savings on the extraction laboratory (as described below).

$5,000,000 for ongoing planning, design, development and commencement of construction of Building 4.	The Company has ccommenced construction of Building 4 and incurred $5,000,000 in association with securing permits, site preparation, aggregate work, architectural and engineering drawings.
$850,000 for construction of the Peace Naturals Greenhouse.

The Company invested $1,055,000 to construct the Peace Naturals Greenhouse. The increase in costs did not materially impact the Company’s cash position and was offset by savings on the extraction laboratory (as described below).

$1,000,000 for expansion of the extraction laboratory and equipment, including the purchase and installation of an additional CO2 extractor and ancillary equipment	The Company purchased, installed and commissioned a critical CO2 extractor including laboratory equipment and ancillary equipment for $500,000.
$1,085,000 for further investments in certain minority investees.	The Company completed an investment in the amount of $1,085,000 in Whistler.

Pursuant to its private placement offering which closed on September 25, 2017, the Company has spent $6,075,000 of the $15,010,002 aggregate proceeds as follows: (i) $3,700,000 for construction and mechanical/engineering drawings for Building 4; (ii) $225,000 for renovations and improvements Building 1 at Peace Naturals and (iii) $2,150,000 for production equipment deposits.

The Company has not yet used the proceeds from its bought deal public offering which closed on November 8, 2017.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company has no off-balance sheet arrangements.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company paid $99,100 (2016 — recovery of $65,045) in salaries and benefits to key management during the three months ended September 30, 2017. In addition, there was $ 56,015 in professional fees paid during the three months ended September 30, 2017 (2016 - $16,950). Further, the vesting of options resulted in stock-based compensation of

$538,840 during the three months ended September 30, 2017 (2016 - $114,360). Key management is compensated for providing planning, directing and controlling activities to the Company.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Administrative Expenses

	Three Months Ended,		Nine Months Ended,
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Salary and benefits	$966,767	$310,401	$2,895,566	$635,197
Advertising and promotion	106,626	3,930	208,209	14,665
Consulting fees	160,902	11,463	532,196	85,032
Professional fees	296,413	538,045	1,385,364	859,855
Office expenses	189,457	72,311	644,835	144,260
Interest expense	21,931	24,554	164,078	108,801
Travel	60,138	14,328	84,087	43,781
Depreciation	255,069	87,755	684,003	214,854
Administrative Expenses	2,057,303	1,062,787	6,598,338	2,106,533

The increase in salary and benefits between the three-month periods ended September 30, 2016 and September 30, 2017 in the amount of $656,366 is mainly due to the vesting of issued options during 2016 and 2017, as well as compensation for additional employees due to the acquisition of Peace Naturals during 2016.

The decrease in professional fees and consulting fees from the three months ended September 30, 2016 to 2017 in the amount $241,632 is due to cost-cutting measures implemented by the Company.

The increase in advertising and promotion in the amount of $102,696 from the three months ended September 30, 2016 to 2017 is due to management’s decision to incur such costs to increase sales in Peace Naturals.

The decrease in interest expense in Q3 2017 is primarily due to the repayment of the $4,000,000 Peace Naturals mortgage. There was a small amount of interest incurred due to the first advance of the construction financing.

The increase in depreciation expense in the amount of $167,314 from the three-month period ended September 30, 2016 to 2017 is primarily related to the additional capital expenditures made during the period.

LEGAL PROCEEDINGS

As of the date of this MD&A, Peace Naturals is subject to three ongoing claims for damages as disclosed in the notes of the financial statements. See Note 18 (Contingencies) and Note 22 (Subsequent Events) to the condensed interim consolidated financial statements for the periods ended September 30, 2017 and September 30, 2016 for discussions on certain recent developments concerning our legal proceedings. The Company believes that all allegations in each proceeding are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

NEW ACCOUNTING PRONOUNCEMENTS

The IASB has not issued any new standards, amendments to standards, or interpretations that impact the Company during the three months ended September 30, 2017. The Company’s evaluations of previously issued new standards, amendments to standards, and interpretations are consistent with those disclosed in Note 3 of the Company’s condensed interim consolidated financial statements. New accounting pronouncements not yet mandatorily effective have not been applied in preparing these condensed interim consolidated financial statements. New and revised standards and interpretations issued but not yet effective are disclosed in Note 3 of the Company’s condensed interim consolidated financial statements, including i) Amendments to IFRS 2 share-based payments, ii) IFRS financial instruments, iii) IFRS 15 revenue from contracts with customers and iv) IFRS 16 leases.

FINANCIAL INSTRUMENTS

As of the date of this MD&A, the Company has no financial instruments or other instruments such as hedging.

ESTIMATES AND CRITICAL JUDGMENTS BY MANAGEMENT

The preparation of these interim condensed financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the interim condensed financial statements and the reported amounts of revenues and expenses during the current year. These estimates are reviewed periodically, and adjustments are made to income as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Warrants and options

In calculating the value of the warrants and options, management is required to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield and expected risk-free interest rate.

Useful lives of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives, which are determined through exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of the assets.

Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less cost to sell up to the point of harvest. Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, sales price, risk and expected future yields for the cannabis plant. Inventory of finished goods is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Inventory is subsequently measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated variable costs to sell.

Impairment of cash-generating units and goodwill

The impairment test for cash-generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based primarily on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate used.

Impairment of long-lived assets

The impairment test for long-lived assets, including plant, property, and equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of the asset or CGU is determined based on the higher of its fair value less cost to sell and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Fair value of financial assets available for sale

Financial assets available for sale consist of privately and publicly held investments. Determination of the fair values of privately held investments requires the Company to make various assumptions about the future prospects of the Investees, the economic, legal, and political environment in which the Investees operate, and the ability of the Investees to obtain financing to support their operations. As a result, any value estimated may not be realized or realizable, and the values may differ from values that would be realized if a ready market existed. The determination of fair value of the Company’s privately held investments is subject to inherent limitations. Financial information for private companies may not be available, or may be unreliable. Use of the valuation approach involves uncertainties and management judgments, and any value estimated from the approach may not be realized or realizable.

Income taxes

Income taxes and tax exposures recognized in the interim condensed financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

RISKS AND UNCERTAINTIES

The Company is subject to various risks that could have a material impact on the Company, its financial performance, condition and outlook. These risks could cause actual results to differ materially from those expressed or implied in Forward-Looking Statements included in this MD&A, the Company’s financial statements and other Company reports and documents. These risks include but are not limited to, the following risks:

•                  The Company is reliant on its licenses for its ability to grow, store and sell medical cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements.

•                  The Company may not always succeed in fully complying with the regulatory requirements for Licensed Producers as set out under the ACMPR and Health Canada.

•                  The laws, regulations and guidelines generally applicable to the medical cannabis industry domestically and internationally may change in ways currently unforeseen by the Company.

•                  There can be no assurance that the legalization of recreational cannabis by the Government of Canada will occur and the legislative framework pertaining to the Canadian recreational cannabis market is uncertain.

•                  Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

•                  The Company’s expansion into jurisdictions outside of Canada is subject to risks.

•                  There can be no assurance that the Company’s current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on its business, financial condition and results of operations.

•                  The Company and certain of its subsidiaries have limited operating history and therefore the Company is subject to many of the risks common to early-stage enterprises.

•                  The Company’s existing two facilities are integral to the Company’s operations and any adverse changes or developments affecting either facility may impact the Company’s business, financial condition and results of operations.

•                  The Company may not complete the build-out of Building 4 or the Greenhouse and may not successfully execute its production capacity expansion strategy.

•                  The medical cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or the Company may ultimately be unable to succeed in this industry and market.

•                  The Company is dependent on its senior management.

•                  The Company may be subject to product liability claims.

•                  The Company’s cannabis-based medical products may be subject to recalls.

•                  The Company may be unable to attract or retain skilled labor and personnel with experience in the medical cannabis sector, and may be unable to attract, develop and retain additional employees required for the Company’s operations and future developments.

•                  The Company, or the medical cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.

•                  The Company may not be able to successfully develop new products or find a market for their sale.

•                  The Company may fail to retain existing patients as clients or acquire new patients as clients.

•                  The Company may not be able to achieve or maintain profitability and may continue to incur losses in the future.

•                  The Company may not be able to secure adequate or reliable sources of funding required to operate its business.

•                  The Company must rely largely on its own market research to forecast sales and market demand that may not materialize.

•                  The Company may experience breaches of security at its facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

•                  If the Company is not able to comply with all safety, health and environmental regulations applicable to its operations and industry, it may be held liable for any breaches thereof.

•                  The Company could be subject to litigation in the ordinary course of business.

•                  The Company may compete for market share with other companies, both domestically and internationally, who may have longer operating histories and more financial resources, manufacturing and marketing experience than the Company.

•                  Third parties with whom the Company does business may perceive themselves as being exposed to reputational risk as a result of their relationship with the Company.

•                  The Company will seek to maintain adequate insurance coverage in respect of the risks faced by it, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions that may not be sufficient to cover potential liabilities faced by the Company.

•                  The Company is subject to certain restrictions of the TSX-V that may constrain its ability to expand its business internationally.

•                  The price of the Company’s common shares in public markets may experience significant fluctuations.

•                  It is not anticipated that any dividend will be paid to holders of Company’s common shares for the foreseeable future.

•                  There is a limited market for the Company’s common shares.

•                  Holders of Company’s common shares may be subject to dilution resulting from future offerings of common shares or warrants or grants of stock options by the Company.

•                  A significant number of Company’s common shares are owned by a limited number of existing shareholders.

A more detailed description of the various risks associated with the Company can be found under the heading “Risk Factors” in the AIF. Additional information relating to the Company, including the Company’s AIF, is available under the Company’s SEDAR profile at www.sedar.com.